Exhibit 99.1

 **PRESS RELEASE**

 

CONSTELLATION BRANDS COMMENTS ON RECENT U.S. BORDER CLOSURES AND MARKET TRENDS

VICTOR, N.Y., March 23, 2020 - Constellation Brands, Inc. (NYSE: STZ and STZ.B), a leading beverage alcohol company, today commented on the impact of recent northern and southern border closures in the U.S. and impact of the COVID-19 virus on U.S. market trends.

"Our hearts go out to those impacted by this terrible virus," said Bill Newlands, president and chief executive officer at Constellation Brands. "Now, more than ever, it is imperative that the public and private sectors in the U.S. and both countries work together to keep residents safe and healthy, while continuing to support our global economy, supply chain, and the many jobs our respective citizens depend on to make ends meet."

Newlands continued, "Importantly, recent decisions to close the northern and southern borders of the U.S. do not impact commercial traffic, which is essential to enabling supply chain operations and the building of critical inventories needed to meet the needs of our communities. This will prove helpful as we and other companies in the consumer product goods space work to provide a bit of comfort in this otherwise difficult time."

Newlands further commented, "In this regard, we've taken steps to bolster support of local off-premise retailers and distributors to meet increased consumer demand as purchasing shifts from on-premise establishments such as bars and restaurants to off-premise businesses such as grocery stores and convenience stores. We've seen IRI volume in off-premise accounts for our beer business increase more than 30 percent in the most recent 4-week period versus their 52-week trends. Our teams remain committed to supporting the needs of local consumers, retailers, distributors, and the economies they help bolster in this critical time. We will announce additional measures to further support our industry and communities in the coming days."

ABOUT CONSTELLATION BRANDS

At Constellation Brands (NYSE: STZ and STZ.B), our mission is to build brands that people love because we believe sharing a toast, unwinding after a day, celebrating milestones, and helping people connect, are Worth Reaching For. It's worth our dedication, hard work, and the bold calculated risks we take to deliver more for our consumers, trade partners, shareholders, and communities in which we live and work.

It's what has made us one of the fastest-growing large CPG companies in the U.S. at retail, and it drives our pursuit to deliver what's next.

Today, we are a leading international producer and marketer of beer, wine, and spirits with operations in the U.S., Mexico, New Zealand, and Italy. Every day, people reach for our high-end, iconic imported beer brands such as Corona Extra, Corona Light, Corona Premier, Modelo Especial, Modelo Negra, and Pacifico, and our high-quality premium wine and spirits brands, including the Robert Mondavi brand family, Kim Crawford, Meiomi, The Prisoner brand family, SVEDKA Vodka, Casa Noble Tequila, and High West Whiskey.

But we won't stop here. Our visionary leadership team and passionate employees from barrel room to boardroom are reaching for the next level, to explore the boundaries of the beverage alcohol industry and beyond. Join us in discovering what's Worth Reaching For.

To learn more, follow us on Twitter @cbrands and visit www.cbrands.com.

MEDIA CONTACTS
Mike McGrew 773-251-4934 / michael.mcgrew@cbrands.com
Amy Martin 585-678-7141 / amy.martin@cbrands.com

INVESTOR RELATIONS CONTACTS
Patty Yahn-Urlaub 585-678-7483 / patty.yahn-urlaub@cbrands.com
Bob Czudak 585-678-7170 / bob.czudak@cbrands.com